June 25, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C.  20549

RE: NUMEREX CORP
Form 10-K for the fiscal year ended December 31, 2008
Filed March 13, 2009
File No. 0-22920

Dear Mr. Spirgel:

We are writing to address the Staff’s comments in its June 11, 2009 letter (the “Comment Letter”).  We have provided below a response to each of the items set forth in the Comment Letter.  The numbered paragraphs below correspond to the numbered comments of the Comment Letter.

Form 10-K
Management’s Discussion and Analysis, page 33

1.
 Provide a sensitivity analysis of your most recent impairment test assumptions for your Orbit One reporting unit and your BNI reporting unit based upon reasonably likely changes.  The sensitivity analysis should show how much additional impairment charge would you have had on each of these reporting units if each of the discount rate, revenue growth rates and profitability growth rates increase or decrease by 1%.

2.
We note that as of your latest annual impairment testing under SFAS 142 that the fair value of your Wireless (excluding Airdesk and Orbit One) reporting unit and your Airdesk reporting unit exceeded their carry values.  In the regard:

•	Disclose the percentage by which the fair value of each reporting unit would have to decline in order to fail step one of your goodwill impairment test.
•
Provide a discussion of your historical cash flow growth rates in each of the last three years and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

•	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

3.
Refer to your tabular segment disclosures on page 17 of your March 31, 2009 Form 10-Q which reflect material deterioration in your segment operating results when compared with the operating results of the fourth quarter and the first quarter of 2008.  Tell us whether the growth rate assumptions used in the most recent annual impairment test are consistent with the first quarter operating results.  Further, addressing the factors in paragraph 28 of SFAS 142 tell us how you concluded that you were not required to perform an interim goodwill impairment test under SFAS 142 as of March 31, 2009.

4.
In light of the significant goodwill impairment charge reflected in the final quarter of fiscal year 2008, you should expand your MD&A to discuss for each affected reporting unit your expectations regarding your future operating results and liquidity as a result of taking an impairment charge.  You should clearly explains to your investors, if true, that you expe4ct that historical operating results will not be indicative of future operating results.  You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge.  For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates?  In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Response:

A draft of the proposed disclosure is located in Appendix A attached to this response letter.

The Company believes that the proposed disclosure responds fully to the comments of the Staff.

In connection with these responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in their filings;

•	Staff comments or changes to do disclosures in response to staff comments do no foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any comments of the contents of this letter, please contact the undersigned at 770-485-2527.

Sincerely,

/s/ Alan Catherall
Name:  Alan Catherall
Title:   Chief Financial Officer
Numerex Corp.

NUMEREX CORP
Form 10-K for the fiscal year ended December 31, 2008
Filed March 13, 2009
File No. 0-22920

Appendix A – attachment to response letter dated June 25, 2009
Proposed disclosure in Form 10-Q for the quarter ended June 30, 2009

Item 2.                        Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies and Estimates

The MD&A is based upon our condensed consolidated financial statements, which have been prepared in accordance with the accounting principles generally accepted in the United States of America.  The preparation of our condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenue, expenses, assets, and liabilities during the periods reported.  Estimates are used when accounting for certain items such as deferred revenue, allowance for doubtful accounts, depreciation or amortization periods, income taxes and valuation of intangible assets.  We base our estimates on historical experience, where applicable and other assumptions that we believe are reasonable under the circumstances.  There can be no assurance that actual results will not differ from those estimates and such differences could be significant.

Goodwill and intangible assets

We account for goodwill and intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). Under SFAS 142, goodwill and certain intangible assets with indefinite lives are not amortized but are subject to an annual impairment test, and more frequently, if events or circumstances occur that would indicate a potential decline in our fair value.  An impairment charge will be recognized only when the implied fair value of a reporting unit’s goodwill is less than its carrying amount. As of December 31, 2008 we identified six reporting units, 4 of which had associated goodwill.  The six reporting units were Wireless (which excludes Airdesk, LLC and Orbit One LLC), Airdesk, LLC, Orbit One LLC, Digital Multimedia, Networking Integration and Wireline Data Communications.  The four reporting units with associated goodwill were Wireless, Airdesk, LLC, Orbit One, LLC and Digital Multimedia.  Due to the recent consolidation of our hardware management and network platforms, we will no longer maintain separate reporting for Airdesk and Wireless, and thus we are combining the Airdesk reporting unit with Wireless (excluding Airdesk LLC and Orbit One LLC) reporting unit prospectively.  For our 2008 annual review, we used standard modeling techniques to estimate a fair market value for each of the four reporting units containing goodwill.  This included a combination of a discounted cash flow analysis and, where available, the use of public company market comparables in similar industries.  We used historical information, our 2009 business plan and expected future development projects to prepare six year financial projections used in the discounted cash flow analysis for each of the reporting units.

The growth rate assumptions used in our most recent annual impairment test were consistent with operating results for the three months ended March 31, 2009 and the six months ended June 30, 2009 and no events or circumstances occurred that would require us to perform an interim impairment test for these same periods.

A summary of the critical assumptions utilized for our impairment tests are outlined below. We believe this information provides relevant information to understand our goodwill impairment testing and evaluate our goodwill balances.

A breakdown of our goodwill balance by reporting unit at June 30, 2009 follows:

June 30,
(In thousands)	2009
Wireless excluding Airdesk and Orbit One	$10,816
Orbit One Unit (part of Wireless)	5,681
AirDesk Modules (part of Wireless)	4,232
BNI Unit (part of Digital Multimedia and Networking)	1,874
Total Goodwill	$22,603

We recorded a goodwill impairment charge of $4.0 million at December 31, 2008.  We do not believe that this charge will impact our future liquidity or operating results.  In determining the impairment charge, we considered economic conditions.  Specifically, for all of our reporting units we reduced expected short term revenues due to current and expected economic conditions.  We only anticipate economic recovery and consequent impact on revenues to begin in 2010.

For our Wireless (excluding Airdesk LLC and Orbit One LLC) reporting unit, we use a discounted cash flow model to determine the fair value and a 20% discount rate, as this reporting unit’s risks mirror that of the Company as a whole.  Our historical revenue growth rate averaged 25% over the past four years.   We use a more conservative revenue growth rate than our historical growth rate in this reporting unit, due to expected changes in customer hardware purchasing patterns and due to the current uncertain economic climate.  We adjust our margins from historical four year average of 42% for this reporting unit to reflect expected changes in the mix of revenues, with higher margin service revenues making up a larger portion of total revenues versus lower margin hardware sales.  We use historical growth rates for SG&A and R&D as the base line for determining future growth but exclude the current year, as we built out a new internal service sales team which would not occur in future periods.  Depreciation and amortization and capital expenditures are kept at historic run rates.  We use historical accounts receivable days outstanding, inventory turns and accounts payable days outstanding to determine the projected changes in working capital requirements.  The combination of all these factors determined our cash flow growth rates.   As of December 31, 2008, the fair value of our Wireless (excluding Airdesk and Orbit One) reporting unit would have to decline by 9.7% in order to fail step one of our goodwill impairment test.  The future revenue growth rate has to exceed 9% with reasonable assumptions applied to margin, overheads as well as working capital in order to avoid an impairment charge for this reporting unit.

For our Airdesk reporting unit, we use a combination of a discounted cash flow analysis and use of public company market comparables to determine the fair value.  In the cash flow model, we use a 20% discounted rate, as this reporting unit’s risks mirrored that of the Company as a whole.  We give the cash flow model a 75% weighting with the balance attributed to market comparables since we only had six comparable enterprises.  The results from the cash flow model are similar to the market approach as the calculated enterprise value from the cash flow model was within 3% of market approach.   Our projections showed an initial decline in revenues as hardware sales are expected to decline due to current adverse economic conditions.  The revenues are forecasted to recover in the following years, as we believe the wireless data communications industry is in its infancy and expect to see growth rebound to historical levels by 2010.   In the past several years, the cost of the wireless modules have decreased from our suppliers as the technology improves.  In our analysis, margins were expected to be similar to that of historical rates.  SG&A expenses are forecasted to decrease in the first year as the result of a full year impact of cost reductions made during the calendar year 2008 then returning to historical growth rates.  Depreciation and amortization and non acquisition related capital expenditures are kept at historic run rates.  We use historical accounts receivable days outstanding, inventory turns and accounts payable days outstanding to determine the projected changes in working capital requirements.  The combination of all these factors determines our cash flow growth rates.  For the year ended December 31, 2008, the fair value of our Airdesk reporting unit would have to decline by 5.0% in order to fail step one of our goodwill impairment test.  The future revenue growth rate has to exceed 6% with reasonable assumptions applied to margin, overheads as well as working capital in order to avoid an impairment charge for this reporting unit.

In our Orbit One (“Orbit One”) reporting unit, we used a discounted cash flow model to determine the fair value as we cannot determine any market comparables for this unit.  We use 20% discounted rate as this reporting unit’s risks mirrored that of the Company as a whole.  A combination of existing contractual agreements and targeting specific of industries is used to determine the first year’s revenue growth rate, the following years’ revenue growth rates are based on expected industry growth rates.  Margins are projected to decline as a combination of expected pricing pressures in the market and lower margin hardware sales are expected to make up a larger portion of total revenues versus higher margin service sales.  SG&A expenses are forecasted to decrease in the first year as the result of a full year impact of cost reductions made during the calendar year 2008 then returning to historical growth rates.  As a result of the discounted cash flow model Step 1 test, we determined that the goodwill for this reporting unit was impaired.  Management, with the assistance of the outside appraisal firm, determined the fair value of the reporting unit including any intangible assets.  This resulted in a goodwill impairment charge of $3.1 million for the year ending December 31, 2008.  As of December 31, 2008, Orbit One would have incurred additional impairment charges if revisions were made to the discounted cash flow analysis as follows:

Discount rate increased by 1%	$ 499,000
Revenue growth rate decreased by 1%	69,000
Profitability growth rate decreased by 1%	65,000

In our Broadband Networks Inc. (“BNI”) reporting unit, we used a combination of a discounted cash flow analysis and use of public company market comparables to determine the fair value.  In the cash flow model we used a 25% discounted rate as we believed this reporting unit’s risks were higher than that of the company as a whole due to long sales cycles causing significant fluctuations in annual revenues for this reporting unit.  We gave the cash flow model greater weighting of 90% with the balance on the market comparables since we only had a limited number of market comparables.  First year forecast revenues were projected to decline from the prior year as the long sales cycle gives us greater visibility, and the following year shows revenue recovering as the result of the completion of new product development projects currently in process, thus increasing product offerings.  Years following have declining revenue growth rates than the wireless businesses, as this unit is in a more mature industry. Margins were projected to decline due to expected pricing pressures.  SG&A expenses are forecast to decrease in the first year as the result a full year impact of cost reductions made during the calendar year 2008 then returning to historical growth rates.  For the year ended December 31, 2008, as a result of the discounted cash flow model and market analysis (Step 1 test), we determined the goodwill for this reporting unit was impaired.  Management determined the fair value of the reporting unit including any intangible assets, which resulted in a goodwill impairment charge of $925,000 for the year ending December 31, 2008.  As of December 31, 2008, BNI would have incurred additional impairment charges if revisions were made to the discounted cash flow analysis as follows:

Discount rate increased by 1%	$ 52,000
Revenue growth rate decreased by 1%	233,000
Profitability growth rate decreased by 1%	19,000

For additional information regarding our critical accounting policies see our Annual Report on Form 10-K for the year ended December 31, 2008 and the condensed consolidated financial statements contained therein.